February 8, 2006

Via facsimile at (314) 854-3949 and U.S. Mail

Steven L. Frey
Vice President & General Counsel
Angelica Corporation
424 South Woods Mill Road
Chesterfield, Missouri  63017

       Re:    Angelica Corporation
      Form 8-K Filed February 7, 2006
      File No. 1-05674

Dear Mr. Frey:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed February 7, 2006
1. Please advise us as to what consideration you have given to filing these communications, as well as those filed on February 1, 2006, pursuant to Rule 14a-12, considering it would appear that Steel Partners plans to conduct a solicitation in opposition, as defined under Rule 14a-6(a)(6).
2. Please characterize consistently each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting a revised submission that has been annotated with support for each of the assertions made. We cite the following examples of statements or assertions in the materials that, at a minimum, must be supported and should be revised to provide a basis for the belief:
* You indicate that you are "correcting the record for shareholders" in response to "unsubstantiated claims and seemingly intentional mischaracterizations of fact," in the first paragraph of Exhibit
99.1. Please provide support for the "seemingly intentional" nature of the alleged mischaracterizations and revise to state that this constitutes your belief;
* You refer to Steel`s "fairly transparent attempt to impose its personal interests at the expense of other shareholders," in the second paragraph of Exhibit 99.1. Please provide support for the "transparent attempt" and "personal interests" to which you make reference and characterize this statement as your belief;
* You indicate that "[c]learly, Steel Partners is seeking to gain control of the Company`s Board," in the second paragraph of Exhibit
99.1. Please provide support for the "clear" attempt to gain control by Steel, considering they are seeking a minority of seats on the Board. Further, substantiate your statements that their control of the Board has been met with "at best mixed results" elsewhere and that "[g]iven [Steel`s] track record it is not surprising that [it] would attempt to cloak its self-interest under the guise of `corporate governance;`" and

* Provide support for and characterize as your belief your indication that Steel`s "insistence on the Board amending its bylaws is primarily geared not for the benefit of all shareholders but instead to the interests of Steel Partners," in Exhibit 99.2.

	These examples do not represent an exhaustive list of the statements that need to be amended and/or supported. Where the bases are other documents, such as prior proxy statements, Forms 10-K and
10-Q, annual reports, analysts` reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

3. Please provide us with a copy of the report issued by Institutional Shareholder Services to which you make reference in the sixth paragraph of Exhibit 99.1.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact me with any questions at 202-551-3264. You may also reach me via facsimile at 202-772-9203.

								Sincerely,


								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions



Steel Partners II, L.P.
February 8, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE